Company Secretariat
18 February 2002

To:	Australian Stock Exchange	cc:	New York Stock Exchange
	Companies Announcements Office		Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr P M Anderson
Date of appointment	BHP Billiton Limited - 1.12.1998 BHP Billiton Plc - 29.6.2001

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)

Billiton ESOP Trustees Limited as trustee of the Billiton Employee Share Ownership Trust is the registered owner. Under the Trust, all employees of BHP Billiton Plc, including its executive directors (of which Mr Anderson is one) are potential beneficiaries of the Trust under provisions allowing the Trustee discretion to distribute excess Trust assets, either on winding up of the Trust or before. The executive directors therefore have an interest in the balance of the shares in BHP Billiton Plc held in the Trust at any one time. Although such an interest confers no control over the shares, it requires notification under the United Kingdom Companies Act where it relates to shares in BHP Billiton Plc.

Date of changes	8.2.2002 and 11.02.2002
No. of securities held prior to change	400 403
Class	Ordinary shares in BHP Billiton Plc
Number acquired
Number disposed	76 087. These sales were not made by any executive director of the Companies nor any person deemed a "relevant person" under the terms of the Group's Securities Dealing Code.
Value/Consideration
No. of securities held after change	324 316
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.	Sales of 76 087 shares on behalf of participants of the BHP Billiton Plc Restricted Share Scheme and Co-Investment Plan.
Any additional information

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-
Total number of securities over which options or other rights held at the date of this notice	-
Any additional information	-

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Mrs M Taylor - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs M Taylor Tel: +44 20 7747 3854 Fax: +44 20 7747 3852

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia